UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of November 2007
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBITS INDEX
EX-99.1 Press Release of CYI dated November 19, 2007

OTHER EVENTS
Appointment of new General Counsel
On November 19, 2007 in Singapore, China Yuchai International Limited (“CYI”) issued a press release announcing the appointment of Ms. Deborah Foo Shing Mei as its new General Counsel, with effect from December 10, 2007. CYI also announced that Mr. Ho Tuck Chuen has begun his duties as its new Chief Financial Officer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Exhibits

99.1	Press Release of CYI dated November 19, 2007.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 19, 2007

CHINA YUCHAI INTERNATIONAL LIMITED
	By:	/s/ Teo Tong Kooi
	Name:	Mr. Teo Tong Kooi
	Title:	President and Director

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EXHIBITS INDEX

99.1	Press Release of CYI dated November 19, 2007.

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